Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 1-II dated November 4, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated February 13, 2023 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC
$8,180,000 Callable Fixed Rate Notes due February 15, 2024

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	These notes are designed for an investor who seeks a fixed income investment at an interest rate of 5.00% per annum but who is also willing to accept the risk that the notes will be called prior to the Maturity Date.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest, provided that your notes are outstanding and have not previously been called on any Redemption Date.
Call Feature:	On May 15, 2023, August 15, 2023 and November 15, 2023 (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company on any business day after the Original Issue Date that is at least 5 business days before the applicable Redemption Date.
Interest:

Subject to the Interest Accrual Convention, with respect to the Interest Period, for each $1,000 principal amount note, we will pay you interest in arrears on the Interest Payment Date in accordance with the following formula:

$1,000 × Interest Rate × Day Count Fraction.

Interest Period:	The period beginning on and including the Original Issue Date and ending on but excluding the Interest Payment Date or, if the notes are redeemed prior to the Interest Payment Date, ending on but excluding the applicable Redemption Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Date:	Interest on the notes will be payable in arrears on the Maturity Date (the “Interest Payment Date”), subject to any earlier redemption and the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	5.00% per annum
Pricing Date:	February 13, 2023
Original Issue Date:	February 15, 2023, subject to the Business Day Convention (Settlement Date)
Maturity Date:	February 15, 2024, subject to the Business Day Convention
Business Day Convention:	Preceding
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	48133U3C4

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)(2)	Fees and Commissions(3)	Proceeds to Issuer
Per note	$1,000	$2.50	$997.50
Total	$8,180,000	$15,852.84	$8,164,147.16

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If all of the notes are not sold on the Pricing Date at the initial price to the public, the agent and/or any dealers may change the offering price and the other selling terms and thereafter from time to time may offer the notes for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

(3) Wells Fargo Securities, LLC, which we refer to as WFS, acting as agent for JPMorgan Financial, will receive selling commissions from us and will pay selected dealers all or a portion of these selling commissions. These selling commissions will vary and will be up to $2.50 per $1,000 principal amount note. The per note fees and commissions in the table above represent the maximum fees and commissions payable per $1,000 principal amount note. The total fees and commissions in the table above represent the actual fees and commissions payable by us. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

  Wells Fargo Securities

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement, relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated November 4, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320021464/crt_dp139380.pdf

•	Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Supplemental Terms of the Notes

Notwithstanding anything to the contrary in the accompanying product supplement, the maturity date is one year from the issue date.

Callable Fixed Rate Notes	PS-2

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — We will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	SINGLE INTEREST PAYMENT — The notes offer a single interest payment on the Interest Payment Date (which is also the Maturity Date) at the Interest Rate, subject to any earlier redemption or, if the notes are redeemed on a Redemption Date, on the applicable Redemption Date at the applicable Interest Rate. Interest, if any, will be paid in arrears on the Interest Payment Date or, if the notes are redeemed early, on the applicable Redemption Date to the holders of record at the close of business on the business day immediately preceding the Interest Payment Date or that Redemption Date, as applicable. The interest payment will be based on the Interest Rate listed on the cover of this pricing supplement. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates set forth on the cover of this pricing supplement, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on the notes redeemed will be paid to the person who is the holder of record of these notes at the close of business on the business day immediately preceding the applicable Redemption Date. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus any accrued and unpaid interest to, but excluding, the applicable Redemption Date. The aggregate amount that you will receive through and including the applicable Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield that the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if U.S. interest rates decrease or do not rise significantly or if volatility of U.S. interest rates decreases significantly.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. J.P. Morgan Securities LLC, which we refer to as JPMS, intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

Callable Fixed Rate Notes	PS-3

Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities for our and JPMorgan Chase & Co.’s own accounts or on behalf of customers, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “— Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates; and
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise.

Callable Fixed Rate Notes	PS-4

Hypothetical Examples of Calculation of the Interest Payment on the Notes for the Interest Period

The following examples illustrate how the hypothetical Interest Payment for the Interest Period is calculated if we choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion, assuming the Day Count Fraction for the Interest Period is as specified below. The actual Day Count Fraction for the Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Payments in the following examples are for illustrative purposes only and may not correspond to the actual Interest Payment for the Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: If we choose to call the notes early on a Redemption Date and the Redemption Date is May 15, 2023, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at the Interest Rate of 5.00% per annum. Because the Redemption Date occurs prior to the end of the Interest Period, the Interest Period will now end on but exclude the Redemption Date. Therefore, assuming the Day Count Fraction for this shortened Interest Period is 90 / 360, the interest payment per $1,000 principal amount note on the Redemption Date will be calculated as follows:

$1,000 × 5.00% × (90 / 360) = $12.50

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on the Redemption Date. Therefore, you will receive $1,012.50 for each $1,000 principal amount note ($1,000 of principal plus $12.50 of interest) on the Redemption Date, but you will not receive any further interest or principal payments from us.

Example 2: If we choose not to call the notes prior to the Maturity Date and today is the Maturity Date, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest on the Maturity Date at the Interest Rate of 5.00% per annum. Therefore, assuming the Day Count Fraction for the Interest Period is 360 / 360, the interest payment per $1,000 principal amount note on the Maturity Date will be calculated as follows:

$1,000 × 5.00% × (360 / 360) = $50.00

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on the Maturity Date. Therefore, you will receive $1,050.00 for each $1,000 principal amount note ($1,000 of principal plus $50.00 of interest) on the Maturity Date, and you will not receive any further interest or principal payments from us.

The hypothetical payments on these notes shown above apply only if you hold the notes for their entire term or until earlier redemption. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Callable Fixed Rate Notes	PS-5

Material U.S. Federal Income Tax Consequences

Prospective investors should note that the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement 1-II does not apply to the notes issued under this pricing supplement and is superseded in its entirety by the following discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of owning and disposing of the notes, and constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP. It applies to you only if you are an initial investor who purchases a note at original issue for cash and holds it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code, the potential application of the provision of the Code known as the Medicare contribution tax and the different consequences that may apply if you are an investor subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;

•	a “regulated investment company” as defined in Code Section 851;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA” as defined in Code Section 408 or 408A, respectively;

•	a dealer or one of certain electing traders in securities who mark their securities to market for tax purposes;

•	a person holding a note as part of a “straddle,” conversion transaction or integrated transaction, or who has entered into a “constructive sale” with respect to a note;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a trader in securities who elects to apply a mark-to-market method of tax accounting; or

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which, subsequent to the date hereof, may affect the tax consequences described herein, possibly with retroactive effect. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general discussion. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

The notes will be treated as “short-term obligations” for U.S. federal income tax purposes. Purchasers who are not initial purchasers of the notes at the price to the public indicated on the cover should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Tax Consequences to U.S. Holders

You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

Callable Fixed Rate Notes	PS-6

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Generally, your notes will be treated for U.S. federal income tax purposes as issued at a discount equal to the difference between the payments due thereon and obligation's issue price (i.e., the first price at which a substantial amount of the notes is sold to the public), which we expect to be the price to the public indicated on the cover. This discount generally will accrue on a straight-line basis (unless you properly elect to accrue the discount according to a constant yield method based on daily compounding) and will be treated as interest income when received or accrued, as described further below.

Tax Treatment Prior to Maturity or Earlier Disposition. If you are a cash-method taxpayer, you will not be required to recognize income with respect to the notes prior to maturity, other than pursuant to a sale or exchange, as described below. You can elect to accrue discount into income on a current basis, in which case you would be subject to the rules described in the following paragraph. Generally, if you own a short-term obligation and do not make this election, you will be required to defer deductions with respect to any interest paid on indebtedness incurred to purchase or carry the short-term obligation, to the extent of accrued discount that you have not yet included in income.

Generally, accrual-method taxpayers and certain other owners of a short-term obligation (including electing cash-method owners) are required to include discount on the obligation into income as it accrues (as described above).

Sale, Exchange, Redemption, or Retirement of the Notes. Upon a sale or exchange of a note (including early redemption or redemption at maturity), you will recognize gain or loss in an amount equal to the difference between the amount you receive and your adjusted basis in the note. Your adjusted basis in the note will equal the amount you paid to acquire the note, increased by any discount that you have previously included in income. The amount of any resulting loss generally will be treated as a capital loss. Gain recognized on redemption at maturity should be treated as ordinary income.

If you are a cash-method taxpayer who has elected to accrue the discount on your notes, the ordinary income treatment of accrued discount, in conjunction with the capital loss treatment of any loss recognized upon the sale or exchange of the notes, could result in adverse tax consequences to you, because the deductibility of capital losses is subject to limitations.

Generally, if you are a cash-method taxpayer who has not elected to accrue the discount on your notes, gain recognized on a sale or exchange prior to maturity (including upon early redemption) should be treated as ordinary income in an amount not exceeding the accrued discount. The portion of your gain recognized in excess of the accrued discount, if any, generally should be short-term capital gain.

Generally, if you own a short-term obligation and you are subject to an accrual method of tax accounting with respect to your notes, gain recognized on a sale or exchange (including upon early redemption) should be short-term capital gain because accrued discount will already have been included in your income.

Tax Consequences to Non-U.S. Holders

You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a “Non-U.S. Holder” for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition of a note. In this case, you should consult your tax

Callable Fixed Rate Notes	PS-7

adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including early redemption or redemption at maturity).

Subject to the discussion of “FATCA” below, income and gain from a note generally will be exempt from U.S. federal income tax (including withholding tax) if these amounts are not effectively connected with your conduct of a U.S. trade or business and you provide a properly completed applicable Internal Revenue Service (“IRS”) Form W-8 appropriate to your circumstances.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment in the United States), although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder with respect to that income. You will not be subject to withholding in this case if you provide a properly completed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of owning and disposing of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Supplemental Plan of Distribution

WFS, acting as agent for JPMorgan Financial, will receive selling commissions from us and will pay selected dealers all or a portion of these selling commissions. These selling commissions will vary and will be up to $2.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If all of the notes are not sold on the Pricing Date at the initial price to the public, the agent and/or any dealers may change the offering price and the other selling terms and thereafter from time to time may offer the notes for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated May 6, 2022, which was filed as an exhibit to a Current Report on Form 8-K by JPMorgan Chase & Co. on May 6, 2022.

Callable Fixed Rate Notes	PS-8